Peter Kiewit Sons’, Inc.

Kiewit Plaza

Omaha, Nebraska 68131

(402) 342-2052

June 11, 2007

VIA EDGAR

United States Securities and Exchange Commission

Washington, D.C. 20549-7010

Attention: Rufus Decker, Accounting Branch Chief

Re:

Peter Kiewit Sons’, Inc.

Form 10-K for the fiscal year ended December 30, 2006

File No. 0-23943

Ladies and Gentlemen:

This letter sets forth our responses with respect to the Staff’s comment letter dated April 16, 2007 on Peter Kiewit Sons’, Inc.’s (“the Company”) Form 10-K for the fiscal year ended December 30, 2006.  The numbered responses in this letter correspond to the numbered paragraphs of the comment letter.  We have also included the comment along with the Company’s response to the comment to aid in the review process.

FORM 10-K FOR THE YEAR ENDED DECEMBER 30, 2006

General

1.

Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like.  These revisions should be included in your future filings.

Response:

Where the Company’s response indicates agreement that additional disclosures or revisions to future filings should be made, the Company will show in its responses what the disclosures or revisions will look like, and will include them in future filings.

Securities and Exchange Commission

June 11, 2007

Financial Statements

General

2.

Please present payments to holders of redeemable common stock and related accruals separately from payments to and interest due to other creditors in the statements of cash flows and statements of operations.  Refer to paragraph 19 of SFAS 150.

Response:

Payments to holders of redeemable common stock and related accruals are currently shown separately from payments to and interest due to other creditors in the consolidated statements of cash flows and consolidated statements of operations.  In the consolidated statements of cash flows, please see “earnings attributable to redeemable common stock” under “adjustments to reconcile net income to net cash provided by operations,” and “issuances of redeemable common stock,” “repurchases of redeemable common stock” and “dividends paid” under the cash flows from financing activities.  In the consolidated statements of operations, please see “earnings attributable to redeemable common stock.”  This presentation was discussed with the Staff on April 20, 2006 as documented in our letter to Joe Ucuzoglu dated May 3, 2006, included as Exhibit 02-1 in the Supplementary Data.

Consolidated Statements of Operations, page 27

3.

Please further clarify what is included in the line item labeled “Earnings attributable to redeemable common stock.”  If the amount represents changes in the redemption amount, please revise the description of this amount to “Interest on mandatorily redeemable shares (change in redemption amount)” or something similar.  Refer to paragraph 5 and Example 1 of FASB Staff Position No. FAS 150-2 (As Amended).  Please provide us with a calculation of how you arrived at this amount for the year ended December 30, 2006.

Response:

Earnings attributable to redeemable common stock is described in the second paragraph of Footnote 2 on page 39 and does represent changes in the redemption amount.  This presentation was discussed with the Staff on April 20, 2006 as documented in our letter to Joe Ucuzoglu dated May 3, 2006.

The calculation of earnings attributable to redeemable common stock, as described in Footnote 2, is the period to period change in formula value of the redeemable common stock, as follows:

Securities and Exchange Commission

June 11, 2007

2006
(dollars in millions)
Ending formula value of the redeemable common stock	$1,130
Add:
Repurchases of redeemable common stock	74
Dividends paid	30
Less:
Beginning formula value of the redeemable common stock	(945)
Issuances of redeemable common stock	(55)

Rounding	1

Earnings attributable to redeemable common stock	$235

The calculation of formula value of the redeemable common stock, as described in Footnote 2, is as follows:

	2006	2005
	(dollars in millions)
Total assets	$2,721	$2,370
Less:
Construction PP&E	(176)	(137)
Total liabilities (excluding redeemable common stock)	(1,316)	(1,179)
Minority interest	(99)	(109)

Total formula value of the redeemable common stock	$1,130	$945

Consolidated Balance Sheets, page 29

4.

Please remove the subtotal “total liabilities excluding redeemable common stock” from your balance sheets, or advise how you determined presentation of this amount is appropriate.  We remind you that item 10(e)(1)(ii)(C) of Regulation S-K states that you should not present non-GAAP financial measures on the face of your financial statements or in the accompanying notes.

Response:

This presentation was discussed with the Staff on April 20, 2006 as documented in our letter to Joe Ucuzoglu dated May 3, 2006.

5.

Please revise the description of your redeemable common stock to “shares subject to mandatory redemption.”  Refer to paragraph 19 of SFAS 150.

Securities and Exchange Commission

June 11, 2007

Response:

This presentation was discussed with the Staff on April 20, 2006 as documented in our letter to Joe Ucuzoglu dated May 3, 2006.

Note 1.  Summary of Significant Accounting Policies and Descriptions of Business, page 34

General

6.

Please disclose your accounting policy related to pre-contract costs.  In doing so, please disclose whether or not pre-contract costs related to unsuccessful contract bids are written off in the period you are informed you did not get the specific contract.  If not, please disclose why not and discuss when they are expensed and your basis for that alternative treatment.

Response:

The Company’s policy is to expense all costs related to bidding and estimating as they are incurred.  Our understanding of AICPA Construction Contractors Guide (¶6.21(f)) is that our policy related to pre-contract costs only needs to be disclosed if these amounts are deferred and amortized.  Consequently, we believe disclosure of that policy is not required.

Accrued Insurance Costs, page 38

7.

Please disclose the levels of excess loss coverage by type of risk self-insured.

Response:

The Company currently presents “accrued insurance costs” in the liability section of the Consolidated Balance Sheets and discloses its accounting policy for accrued insurance costs in both the footnotes and in Item 7 under the caption Critical Accounting Policies.  Also, in Critical Accounting Policies, we have disclosed that we determine a range of potential losses, that we accrue within that range, and the potential effect of accruing to the high end of the range (see Accrued Insurance Costs on page 24 of the 2006 Form 10-K).  The Company believes its disclosures are adequate under SOP 94-6 (¶14) and believes its disclosures provide financial statement readers with the appropriate level of detail to understand the nature of the accrual and the potential impact of the accrual on the Company’s financial results.

Note 3.  Recent Accounting Pronouncements, page 41

8.

Please confirm to us, if true, that the impact of adopting SAB 108 was not material.  Otherwise, please disclose the impact of adopting this SAB.  See Question 3 of SAB 108.

Response:

We confirm that the impact of adopting SAB 108 was not material.

Securities and Exchange Commission

June 11, 2007

Note 8.  Property, Plant and Equipment, page 46

9.

Please breakout the equipment line item into smaller and more meaningful components.  In addition, we see from page 37 that the range of useful lives for this line item is also very broad.  Please separately disclose the range of useful lives for each new category presented.  For categories that still have very broad useful lives, you should separately discuss the types of assets that fall in each part of the range.

Response:

We will break out equipment categories in the footnote disclosures beginning with the Form 10-K for the fiscal year ended December 29, 2007, including comparative information from the prior period where applicable.  We anticipate that it would be presented consistent with the following examples from the Company’s Form 10-K for the fiscal year ended December 30, 2006:

Property, Plant and Equipment.

Property, plant and equipment are recorded at cost.  Depreciation for the majority of the Company’s property, plant and equipment is calculated using accelerated methods.  Depletion of mineral properties and depreciation of certain mining equipment are provided on a units-of-extraction basis determined in relation to the total remaining amount of estimated coal reserves.  The estimated useful lives of the Company’s property, plant and equipment are generally as follows:

Land improvements	10 – 15 years
Buildings and improvements	5 – 39 years
Equipment:
Construction	3 – 7 years
Mining	8 – 10 years
Barges	20 years
Aircraft	15 years
Office furniture and equipment	3 – 7 years

Securities and Exchange Commission

June 11, 2007

Property, plant and equipment, at cost, consists of the following at December 30, 2006:

2006

Land	$24
Mineral properties	121
Land improvements	38
Buildings and improvements	152
Equipment:
Construction	849
Mining	72
Barges	32
Aircraft	49
Office furniture and equipment	32
$1,369

Note 15.  Segments, page 50

10.

Given the range of markets served by your construction segment, please help us understand how you determined you have one reportable segment related to your construction operations.  Please address the following:

•

Please tell us what you consider to be your operating segments under paragraph 10 of SFAS 131 and explain why.  Your explanation should identify who your CODM is and how you determined your CODM in accordance with paragraph 12 of SFAS 131:

•

If you have aggregated multiple operating segments into your construction segment, please tell us how you determined that each of your operating segments have similar economic characteristics and meet each of the other criteria required by paragraph 17 of SFAS 131 for aggregation.  In doing so, please address any apparent differences in economic characteristics and trends between each segment being aggregated.  Please provide us with your key metrics used in your quantitative analysis for each of the last five fiscal years, the most recent interim periods, and each subsequent year and interim period for which you have budgeting information.  Please ensure that you also show the dollar and percentage changes from period to period in your analysis.  Please include detailed explanations for any apparent differences in economic characteristics and trends for a given operating segment when compared to another operating segment for a given period or over several periods.  Explain why each of these differences would not be considered an indication of differences in economic characteristics between the two operating segments and your basis for concluding that each difference is temporary.  Refer to paragraphs 17 and 18 of SFAS 131; EITF 04-10; and Question 8 of the FASB Staff Implementation Guide for SFAS 131;

Securities and Exchange Commission

June 11, 2007

•

Please provide us with all the financial information provided to your CODM for each of the last three fiscal years as well as the current interim period.  Please provide us the financial information you provided to your Board of Directors for the same periods.  Please also tell us whether discrete financial information is prepared at a lower level than your current reportable segments and explain to us who utilizes this information and for what purpose; and

•

Please provide to us the name, title, and job description of each person that reports to the CODM.

Response:

CODM and Operating Segments:

Paragraph 12 of SFAS 131 defines the CODM as “a function, not necessarily a manager with a specific title.  That function is to allocate resources to and assess the performance of the segments of an enterprise.”  Bruce Grewcock, the Company’s President and Chief Executive Officer, performs that function.  He evaluates the performance of the Company’s senior managers, allocates the Company’s resources, and reports results to the Board of Directors.

Paragraph 10 of SFAS 131 defines an operating segment as “a component of an enterprise  (i) that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same enterprise), (ii) whose operating results are regularly reviewed by the enterprise’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance, and (iii) for which discrete financial information is available.”  The Company operates two separate, distinct business activities: construction and coal mining.  Its construction business performs services for a broad range of customers primarily in the United States and Canada.  Its coal mining business includes all operations associated with two owned surface coal mining operations (located in Wyoming and Texas) and the management of two other active surface mines in the western United States.

The Company’s construction business consists of individual projects that are bid by, awarded to and completed by the Company.  These projects are grouped into Construction Districts, which the Company believes are its operating segments.  The mining operations are also grouped into a Mining District, which is also considered an operating segment by the Company.  The Company currently aggregates its Construction Districts into one reportable segment.

Each District engages in business activities and has discrete operating results that are reviewed monthly by the CODM in the Consolidated Operations Report (“COR”) (see exhibits 10-05a through 10-05d), the primary financial report provided to the CODM.  Please note that we have requested confidential treatment for these exhibits pursuant to 17 CFR Section 200.83.

Securities and Exchange Commission

June 11, 2007

A District Manager is responsible for the overall operation of each District.  Each District Manager reports to a Division Manager, who, in turn, reports directly to the CODM.  Since almost all of the discrete financial information reviewed by the CODM is a reflection of the District structure, the Company believes Districts most closely align with the definition of operating segments outlined in SFAS 131.

Divisions represent groupings of Districts.  The grouping of Districts into Divisions is done merely to allocate the work load among the Division Managers.  In fact, Divisions are identified by the names of the Division Managers.  No other specific Divisional names exist.

The Staff seems to have inquired as to why markets do not represent operating segments for the Company.  In response, the Company maintains very limited discrete financial information by market that is reviewed by the CODM, and the CODM does not manage or allocate resources by market.  Therefore, the Company believes markets do not fit the definition of operating segments as outlined in SFAS 131.  Market information is disclosed in the MD&A section of the Form 10-K in response to a previous SEC comment letter (dated May 25, 2005) which requested “enterprise-wide product line and service disclosures required by paragraph 37 of SFAS 131.”  This information is not used to manage the Company’s business activities and is created from the Company’s data for the sole purpose of providing additional MD&A disclosure.

Aggregation of Construction Districts:

As discussed above, the Coal Mining District is considered a reportable segment of the Company due to its unique business characteristics as compared to the Company’s construction business.  In accordance with paragraph 17 and 18 of SFAS 131, the Company has aggregated the Construction Districts into one reportable segment.

Paragraph 17 states that “operating segments often exhibit similar long-term financial performance if they have similar economic characteristics….  Two or more operating segments may be aggregated into a single operating segment if aggregation is consistent with the objective and basic principles of this Statement, if the segments have similar economic characteristics, and if the segments are similar in each of the following areas:

a.

The nature of the products and services; and

b.

The nature of the production processes; and

c.

The type or class of customer for their products and services; and

d.

The methods used to distribute their products or provide their services; and

e.

If applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities.

The aggregation of the Construction Districts is based upon the following characteristics:

Securities and Exchange Commission

June 11, 2007

a.

The nature of the products and services provided by all Construction Districts is construction services.  Most Construction Districts, and therefore also Divisions, perform construction services in multiple markets in various regions of the country, and no markets are served by only one Construction District.  Exhibit 10-01, “District Revenue by Market 2002 through 2007,” indicates the District’s revenue by market and the range of each District’s revenue to total revenue to be 0% – 10% (none have exceeded the 10% threshold outlined in paragraph 18 of SFAS 131) for the 5 years ended December, 2006 and year-to-date through April, 2007 (pages 1 – 6).  Pages 7 – 12 reflect the percentage of each District’s Revenue by Market Type indicating that markets are served by multiple Construction Districts and that virtually all Construction Districts operate in multiple markets.  Pages 13 – 17 calculate yearly percentage changes in the District’s Revenue by Market reflecting, in some instances, large swings in market categories from year to year outlining the changing landscape of construction projects given each project’s finite nature.  This exhibit has been prepared specifically for SFAS 131 analysis purposes and is not reviewed by the CODM.  Please note that we have requested confidential treatment for this exhibit pursuant to 17 CFR Section 200.83.

b.

The nature of the production process is heavy construction. The specialized nature of the production process varies by market, but as noted above, the Construction Districts perform construction services in multiple markets.

c.

The owners of construction projects are generally governmental agencies / organizations and large private corporations. This is common among all Construction Districts.  The CODM does not review information about the mix of owners.

d.

The methods used to distribute construction services are by means of heavy construction for all Construction Districts.  Each Construction District is responsible for bidding, managing and completing each individual construction project under the terms of each contract in multiple markets as is evidenced above.  However, the Construction Districts share personnel, management, equipment and best practices.

e.

The regulatory environment is similar for all Construction Districts as each Construction District must comply with prequalification, safety, anti-trust, environmental, departments of transportation, false claims, disadvantaged business and other industry specific requirements.

As a result of the similarities noted above, the Construction Districts have experienced consistent revenue growth and gains over the last 5 years.  Exhibit 10-02 shows Annual Revenue by District from 2002 through 2007 in dollars and dollar changes and percentage changes between years.  Exhibit 10-03 shows Annual Net Gain (Loss) by District from 2002 through 2007 in dollars and dollar changes and percentage changes between years.  Exhibit 10-04 shows Net Gain (Loss) as a Percent of Revenue by District from 2002 through 2007.  The non-recurring nature of construction projects and the mix and volume of construction projects by Construction District often varies from period to period.  Gains and losses can be significantly impacted by losing jobs and the Company’s policy of not recognizing change order or claim revenue until signed by the owner, but average gains are consistent over time.  These exhibits have been prepared specifically for SFAS 131 analysis purposes and are not reviewed by the CODM.  Please note that we have requested confidential treatment for these exhibits pursuant to 17 CFR Section 200.83.

Securities and Exchange Commission

June 11, 2007

Construction Districts, in the view of the Company and the CODM, are a control mechanism used to aggregate and manage specific projects.  This is evidenced on the first page of the COR, as it summarizes the Construction Districts and Mining District information in a consistent manner with the way the financial statement segment information is presented.  In fact, financial information summarized by District does not appear in the COR until the thirteenth page.  Construction projects are, by their nature, non-recurring.  As each bidding opportunity (each project) arises, resources are allocated to the project more so than to the District.  Employees and equipment are often moved from one District to another in order to take on a project opportunity.  In fact, Districts will work together on projects under what is referred to as internal joint ventures.  In internal joint ventures, each District provides resources to a project and shares in the net profitability of that project regardless of the type of work each District performed on that project.  District and Division Managers have often worked in multiple Districts and in a variety of markets as a result of these factors.  Districts are encouraged to perform work in multiple markets so as to mitigate the impact of downturns in certain markets on both the District and the Company as a whole.  Additionally, District Managers are encouraged to share methods, procedures and best practices.  These are some of the reasons why Districts operate in multiple markets and are similar as noted above.

The similarity of the Districts is also evidenced by the fact that they are periodically reorganized under different Division Managers.  As project loads for Districts change, the load on the Division Managers change.  When this occurs, Districts are reassigned to different Division Managers as needed to manage the load.  The similarity of the Districts and, as noted above, the varied experience of the District and Division Managers, enables these periodic reassignments.

Finally, the Company has analyzed the issue of aggregating certain Construction Districts and aggregating the remaining Construction Districts in an “Other” category.  Even though a few of the Construction Districts operate solely in one market segment, these districts are clearly immaterial and therefore, it would seem inappropriate to segregate these Districts in an “Other” category.

Based on the overall similarities of the Construction Districts, the Company does not believe that any other aggregation of Construction Districts (other than the whole) would satisfy the objectives of SFAS 131.  These include to “(a) better understand the enterprise’s performance (b) better assess its prospects for future net cash flows and (c) make more informed judgments about the enterprise as a whole” (¶3).  The Company is primarily a construction company, regardless of type of construction projects, regions of business activity or other measures.  As such, the Company believes that any other aggregation of the Construction Districts (other than the whole) would not be useful to the readers of the financial statements, given the Districts’ similarities.  For example, significant gains or losses from internal joint venture projects would potentially be discussed in the MD&A of multiple segments.  Also, since Districts are not bound to particular markets, multiple segments would potentially discuss projects in the same markets in MD&A.

Securities and Exchange Commission

June 11, 2007

To summarize, the Construction Districts are similar with respect to economic characteristics, type of work performed, work methods, procedures and best practices.  They typically share equipment, work force and management.  Based on these similarities and operating characteristics, the Company believes it appropriate to aggregate the Construction Districts into one Reportable Segment consistent with the objectives of SFAS 131.

Information provided to CODM and Board of Directors:

The Supplementary Data includes the requested information for each of the last three fiscal years and most recent interim period.  See Exhibits 10-05a through 10-26.  Please note that we have requested confidential treatment for these exhibits pursuant to 17 CFR Section 200.83.  The COR and the District Operations Report (“DOR”) present financial information at the District and project level.  Each project prepares a cost report and Job Operations Report that are used by the job management to monitor detailed cost and profitability data and to determine the job results that are summarized in the DOR, further summarized in the COR, and ultimately reflected and reported in the Company’s financial statements.

Direct reports to the CODM:

The Supplementary Data includes the requested personnel listing (see Exhibit 10-27).  Please note that we have requested confidential treatment for this exhibit pursuant to 17 CFR Section 200.83.

Engineering Comments

Item 1. Business

Coal Mining Business, page 3

11.

Please identify the two separately managed coal mining operations.  Please clearly state the ownership of the two managed coal mines and disclose your relationship to and/or ownership in Level 3 Communications.

Response:

The Company operates the Decker Mine (“Decker”) and the Black Butte Mine (“Black Butte”) as an independent mine manager for the owners of the mines.  Decker is a joint venture between KCP, Inc. (“KCP”), a subsidiary of Level 3 Communications, Inc. (“Level 3”), and Western Minerals, Inc., a subsidiary of Rio Tinto Energy America Inc.  Black Butte is a joint venture between KCP and Bitter Creek Coal Company, a subsidiary of Anadarko Petroleum Corporation.  Although the Company was once a subsidiary of Level 3 prior to the spin-off of the Company from Level 3 in March 1998, the Company has no ownership in and is not otherwise affiliated with Level 3.  The Company believes that the fees earned from the operation of these mines (2006: $3 million; 2005: $5 million) are not significant enough to merit separate disclosure of the above information.

Securities and Exchange Commission

June 11, 2007

12.

Please clarify the relationship of the Calvert Mine to the Walnut Creek Mining Company and locate the town of Bremond within Robertson County, Texas.

Response:

The Calvert Mine is the mine owned by Walnut Creek Mining Company, a subsidiary of the Company and is the only production facility that Walnut Creek Mining Company operates.  It is located approximately 4 miles southeast of the city limits of Bremond in Robertson County, Texas.  Driving directions to the mine are approximately 1 mile southwest of Bremond on Texas Route 14, then approximately 3.5 miles southeast on Tidwell Road.

See Exhibit 12-1 in the Supplementary Data for the location of Bremond Texas within Robertson County.  Please note that we have requested confidential treatment for this exhibit pursuant to 17 CFR Section 200.83.

Item 2. Properties

Coal Mining Business, page 7

13.

Please note that proven reserves presented in accordance with Industry Guide 7 may be combined with probable reserves only if the difference in the degree of assurance between the two classes of reserves cannot be readily defined.  Absent this condition, proven and probable reserves should be segregated.  Please restate your coal reserves disclosing BTU’s, sulfur, and the ash content.

Response:

Exhibit 13-1 in the Supplementary Data indicates the BTU’s, sulfur and ash content of the Company’s coal reserves.  The Company has historically omitted this detailed level of disclosure given the relative size of the coal mining segment to the Company as a whole.  See Exhibit 13-2 in the Supplementary Data for segment statistics for the fiscal years 2004, 2005 and 2006.  Please note that we have requested confidential treatment for these exhibits pursuant to 17 CFR Section 200.83.

14.

Please insert small-scale maps showing the location and means of access to each property, as required by Instruction 3(b) to Item 102 of Regulation S-K.  We believe the guidance in Instruction 3(b) of Rule 102 of Regulation S-K would generally require maps and drawings with the following features:

•

A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing;

•

A graphical bar scale should be included.  Additional representations of scale such as “one inch equals one mile” may be utilized provided the original scale of the map has not been altered;

•

A north arrow:

Securities and Exchange Commission

June 11, 2007

•

An index map showing where the property is situated in relationship to the state or providence, etc., in which it was located;

•

A title of the map or drawing, and the date on which it was drawn; and

•

In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.

Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.  In addition to the above it would be helpful to locate the managed mine locations on your index map.

Response:

See Exhibits 14-1 and 14-2 included in the Supplementary Data.  The Company has historically omitted this detailed level of disclosure given the relative size of the Coal Mining segment to the Company as a whole.  Please note that we have requested confidential treatment for these exhibits pursuant to 17 CFR Section 200.83.

15.

For each of your mines, please provide the disclosures required by Industry Guide 7(b).  In particular, provide a brief discussion of:

•

The coal beds of interest, including minable coal thickness;

•

The description and capacities of the mine, mining equipment used and other infrastructure facilities present;

•

A list of your coal processing and/or handling facilities;

•

The road, barge and/or railroad access to each of your properties;

•

The present condition of the mines;

•

Material events of interest concerning the mine, adverse or otherwise within the last three years;

•

Any mine expansions, contractions or decommissioning within the last three years.  This may be applicable to the Rosebud Mining Company;

•

Any planned expansions or reductions in mining;

•

Any joint ownership; and

•

Any use of mining contractors.

Response:

Given the relative size of the Coal Mining segment to the Company as a whole, we feel the added disclosures reflected below are sufficient.  We will expand the current discussion of the mines on Page 3 of Item 1 of the 2007 Form 10-K as follows (added disclosure is in bold font):

Securities and Exchange Commission

June 11, 2007

The Coal Mining Business.

The Company wholly owns and operates the Calvert Mine located in Texas and the Buckskin Mine located in Wyoming.  Each is a surface mining operation that produces steam coal used in domestic coal-fired electric generation facilities.  The Company produced and sold 25 million tons of coal from these mines in 2006.  The Company also manages two active surface coal mines located in the western United States.

Production and Distribution.

The Calvert Mine is located in Robertson County, Texas.  The proposed average production rate is 1.9 million tons per year and the maximum permitted rate is 2.2 million tons per year.  Coal is mined from Seams D, E, F and J with the thickness averaging from 1 to 7 feet.  Overburden removal is conducted by mine employees by means of a large, earth-moving machine called a dragline.  Mining operations are conducted by mine employees by the use of trucks and power shovels.  The Calvert Mine produces lignite for an electrical generation facility located adjacent to the mine.  The lignite is delivered to the facility for processing by Company-owned haul trucks.

The Buckskin Mine is located in Campbell County, Wyoming.  The proposed average production rate of the mine is 25 million tons per year and the maximum permitted production rate is 42 million tons per year.  Coal is mined from the Anderson Seam, with an average thickness of approximately 40 feet, and the Canyon Seam, with thickness ranging from 55 to 75 feet.  On January 1, 2005, the mine was issued a lease providing control of the West Hay Creek Tract that added approximately 140 million tons of recoverable coal.  Overburden removal and mining operations are conducted by mine employees by the use of trucks and power shovels.  The mined coal is processed through coal crushing and loading facilities and is delivered by a railroad line operated by the BNSF Railway Company.

16.

Please disclose a table, within the filing, showing the last three years annual production for each of your mines and your weighted average prices received for your coal for the last three years.  A mine can be defined as all the mines that supply a single wash plant, if that is applicable.

Response:

The Company has historically omitted this detailed level of disclosure given the relative size of the Coal Mining segment to the Company as a whole.  Additionally, we do not believe it is appropriate to disclose the information as a result of our previous involvement, as a third party witness, in the matter of FTC v. Arch Coal Inc. et al.  In that matter, information regarding mine output and pricing in the Powder River Basin was determined to be competitively sensitive information that the Justice Department believed should not be disclosed between the various Powder River Basin producers as it could lead to or facilitate collusive behavior.  Please note that we have requested confidential treatment for this exhibit pursuant to 17 CFR Section 200.83.

Securities and Exchange Commission

June 11, 2007

17.

In another table, please disclose proven and probable reserves as defined in Industry Guide 7 for each mine along with the following information:

•

Indicate tonnages that are “assigned” to an existing facility, and those that have not been “assigned;”

•

Disclose if the coal is steam or metallurgical, if it is leased or owned, and the Btu content per pound, percent sulfur and ash.  Do not report Btu content as “dry,” but include natural moisture in the calculation;

•

If coal is reported as tons in the ground, disclose in another column the average mining and wash plant recoveries in percent; and indicate whether these losses have or have not been reflected in the total recoverable reserves;

•

In either case, with a footnote clearly disclose if the reserves reported are “in the ground” or “recoverable;”

•

Provide totals to the table where appropriate; and

•

Disclose your percentage of compliance and non-compliance coal.

Response:

Given the relative size of the Coal Mining segment to the Company as a whole, we feel the added disclosures reflected below are sufficient.  We will expand the current discussion of the mines on Page 7 of Item 2 of the 2007 Form 10-K as follows (added disclosure is in bold font):

The Coal Mining Business.

The Company’s two coal mines, the Calvert Mine and the Buckskin Mine, are located in Robertson County, Texas and Campbell County, Wyoming, respectively, and produce steam coal used in domestic coal-fired electric generation facilities.  The Company has a significant coal mining equipment fleet, including 1 dragline, 8 shovels/excavators, 94 other heavy mining vehicles and approximately 100 trucks, pickups, automobiles and transport trailers.

The Company estimates that its total proven, recoverable (approximately 90% recovery) coal reserves are approximately 548 million tons, pursuant to federal, state and private coal leases. The yield from the mining of these reserves is based on an estimate of volume that can be economically and legally extracted to meet current market demand. The Company’s reserve estimates are prepared by experienced mining engineers and other operating personnel of the Company using drilling and geological studies in conjunction with mine planning software. The following table summarizes the Company’s principal mine locations and estimated proven, recoverable reserves at December 30, 2006:

Securities and Exchange Commission

June 11, 2007

Mine	Annual Production (in millions of tons)	Nature of Interest	Years Until Reserve Depletion	Estimated Proven, Recoverable Reserves (in millions of tons)	Compliance Coal

Buckskin Mine	23	Leased	20	511	90%

Calvert Mine	2	Leased	19	37	0%

	25			548

18.

For each operating region or majority property, please provide separate from the filing, all of your economic and technical evaluation criteria used for establishing and classifying your coal reserves.  This includes but is not limited to:

•

Minimum economic tonnage;

•

Mine dilution;

•

Maximum and minimum mining heights for each type of mining;

•

Maximum depth;

•

Mining recoveries by mine type;

•

Wash plant recoveries;

•

Maximum stripping ratios; and

•

Types of surface conditions or items that limit or preclude mining.

Please describe the basis or assumptions you used to develop these criteria, specifically addressing the price assumptions you used.

Response:

Please see Exhibits 18-1 to 18-4 included in the Supplementary Data.  Please note that we have requested confidential treatment for these exhibits pursuant to 17 CFR Section 200.83.

19.

Proven and probable reserves are disclosed in your Form 10-K for the Calvert and Buckskin mines.  With a minimal transfer of paper, please forward to our engineer on a supplemental basis information that establishes the legal, technical and economic feasibility of the materials designated as reserves, as required by Section C of Industry Guide 7.  This includes:

•

Acreage breakdown by owned, leased or other;

•

Maps showing property, mine permit and reserve boundaries and geology, and recent and historic production areas, and seams mined and any cultural restrictions to mining;

•

Drill-hole maps showing drill intercepts;

•

Justifications for the drill hole spacing used at various classification levels;

Securities and Exchange Commission

June 11, 2007

•

General cross-sections that indicate the relationship between coal seams, geology and topography;

•

A detailed description of your procedures for estimating “reserves;”

•

The specific criteria used to estimate reserves, see below;

•

An indication of how many years are left in your longest-term mining plan for each reserve block;

•

Site specific economic justification for the criteria you used to estimate reserves;

•

Mining plans or feasibility studies, including production schedules, cost estimates and cash flow projections needed to establish the existence of reserves as defined in Industry Guide 7;

•

Third party reviews of your reserves that were developed within the last three years; and

•

Any other information needed to establish legal, technical and economic feasibility.

To minimize the transfer of paper, please provide the requested information on a CD, formatted as Adobe PDF files and provide the name and phone number for a technical person our engineer may call, if he has technical questions about your reserves.

In the event your company desires the return of the supplemental material, please make a written request with the letter of transmittal and include a pre-paid, pre-addressed shipping label to facilitate the return of the supplemental information.

Response:

Please see Exhibits 19-1 through 19-12 included in the Supplementary Data.  Please note that we have requested confidential treatment for these exhibits pursuant to 17 CFR Section 200.83.

20.

Please provide us on a supplemental basis a table showing annual revenues, annual operating costs (all operating costs without depreciation, depletion or amortization changes) and annual operating profits or losses for all mines for which you have designated “reserves” for any of the last three years.  Note that “total cash cost” is generally not the same as “annual operating costs” as defined above.  If sales were totally in-house, base revenues on an appropriate free market price.

Response:

See Exhibit 20-1 included in the Supplementary Data.  Please note that we have requested confidential treatment for these exhibits pursuant to 17 CFR Section 200.83.

*     *     *     *

As you have requested, we acknowledge that the Company is responsible for the adequacy and accuracy of disclosure in its filings, that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to a filing, and the Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

June 11, 2007

We sincerely hope the responses provided fully address the Staff’s comments.  We have provided a considerable amount of information in the Supplementary Data.  If members of the Staff have any further questions or require any additional information, please contact me at (402) 536-3620 or by fax at (402) 536-3611.  Alternatively, please contact Mike Whetstine, Controller, at (402) 536-3628 or by fax at (402) 536-3607

Very truly yours,

Peter Kiewit Sons’, Inc.

/s/ Michael J. Piechoski

Michael J. Piechoski

Chief Financial Officer

Supplementary Data sent under separate cover